SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/21/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,296,524

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,296,524
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,296,524

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.36%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 14 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 14 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Letter faxed to The CEO of Wilshire Enterprises.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,296,524 shares of WOC or 16.36% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of WOC were traded:

BUYS
DATE		SHARES		PRICE
01/05/2009	3,000		$1.0000
01/06/2009	2,500		$1.0500
01/08/2009	800		$1.0500
01/12/2009	20,600		$1.0429
01/13/2009	35,000		$1.0100

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/21/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

January 21, 2009

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West  10th Floor
Newark, NJ 07102

Dear Ms. Wilzig Izak:
On December 23, 2008 we wrote a letter to you in which we stated:

Please tell us immediately (1) the current size of the board and (2) how many directors the company intends to elect at the February 26th meeting.
We will adjust our advance notice accordingly including, if necessary, modifying our bylaw proposal respecting the size of the board and providing information about any additional nominees with the goal of achieving the goal of affording shareholders an opportunity to elect a majority of the board at the February 26th meeting.

You did not respond to our letter. Therefore, our advance notice letter and our preliminary soliciting material were prepared without the benefit of the requested information.

On the afternoon of Friday, January 16, 2009, Wilshire filed its preliminary proxy materials indicating that it intends to designate the meeting scheduled for February 26, 2009 as Wilshires 2008 annual meeting of stockholders.

Wilshires bylaws require that [t]he Annual Meeting of the Stockholders of the Corporation shall be held each year and that [d]irectors shall hold office until the third Annual Meeting of Stockholders next succeeding their election . . . .
Contrary to Wilshires bylaws, the board did not cause Wilshire to hold the 2008 annual meeting in 2008. However, that does not mean that the 2009 annual meeting is not required to be held in 2009. Since the bylaws specify Wilshire shall hold one and only one annual meeting each year, an annual meeting held in 2009 must be the 2009 Annual Meeting of the Stockholders. (Otherwise the board could unilaterally extend the terms of the Class II directors
(who were elected on May 25, 2006) beyond three years by simply not holding the 2009 Annual Meeting of the Stockholders until 2010, 2011 or even later.) Moreover, to the best of our knowledge, there is no provision in Delaware law that allows a corporation to have more than one annual meeting in a calendar year.

Since the meeting scheduled for February 26, 2009 must be the 2009 annual meeting, the successors of the directors elected at the 2006 annual meeting
must be elected at the February 26th meeting.   Therefore, we intend to
present the following nominations at the February 26th meeting:

Class I: Messrs. Dakos and Hellerman

Class II: Directors: Messrs. Goldstein and Das

In addition, in light of the circumstances, we are hereby withdrawing our proposal to increase the size of the board and our nomination of Mr. Samuels and we will revise our proxy material accordingly. In the event you take a contrary position, i.e., if you assert that the annual meeting scheduled for February 26, 2009 is not the 2009 annual meeting or that shareholders may not elect both the Class I and Class II directors at the February 26th meeting, we intend to seek appropriate relief to resolve this dispute.

Please advise us immediately as to your position.  Thank you.

Very truly yours,


Phillip Goldstein
Managing Member
Full Value Advisors LLC
General Partner